FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  01 April 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Product Launch sent to the London Stock Exchange on 01 April 2005 press release

PR0510

   O2 AIRWAVE DELIVERS THE UK'S FIRST NATIONAL POLICE COMMUNICATIONS SERVICE

   Seamless communications service to improve public safety and reduce crime

O2 Airwave has completed the nationwide network - on time and on budget - to provide every police force in England, Scotland and Wales with state of the art, secure digital communications. The completion of the five-year programme, that has rolled out the largest public safety mobile communications network of its kind in Europe, is a milestone in the efforts being made to cut bureaucracy and improve safety for the police and the general public. Over 100,000 police officers are now using Airwave.

Pete Richardson, managing director of O2 Airwave, said: "We are extremely proud of successfully delivering Airwave to every police force across England, Scotland and Wales. This exceptional achievement is a testament to the excellent partnerships O2 Airwave has developed with our commercial partners such as Motorola, BT, Cable and Wireless and Northrop-Grumman as well as PITO, the Home Office and each and every police force across England, Scotland and Wales." He added: "The completion of the rollout paves the way for future emergency services interoperability where all public safety organisations will be able to communicate with each other should the need arise."

Home Office Minister, Caroline Flint MP, stated: "Airwave provides modern, secure and efficient radio communications for police officers across the country
- a national system that is the envy of forces worldwide. Eventually every police officer, not just the 100,000 users we have reached today, will benefit. "For the first time, officers throughout Great Britain will be able to communicate directly with each other regardless of location. Airwave will improve the safety of officers and the public and its security features will prevent criminals from 'listening in'. Crucially, Airwave will cut bureaucracy by freeing up frontline officer time - allowing officers to access data without having to come back to the station. It will help them to respond more effectively to major incidents by enabling contact with specialist units and assisting officers to communicate and work together across force boundaries.

"Implementing Airwave also supports the Government's drive towards neighbourhood policing: helping police officers to be out in the community, accessible and responsive to public needs."

Improved coverage and access for police officers

Over 100,000 police officers are now using Airwave which provides seamless radio coverage across 99% of the country - a massive increase on the insufficient coverage provided by the previous networks. For the first time, officers from different forces the length and breadth of the UK will be able to talk to each other directly from their Airwave radios. The most recent force to receive the system is the North Wales Police and the Northern Constabulary in Scotland, where some final, pre-handover testing is underway, will be the final force to receive service in the next few days.

O2 Airwave enables the police to benefit from modern voice and data technology. Highly secure, the system cannot easily be scanned. Applications such as Automatic Vehicle Location Services are improving response times by enabling forces to deploy officers more appropriately.

Chief Constable Sean Price of Cleveland Police, and the Police Service's lead for Airwave, said: "Airwave provides us with much better coverage and clarity through the use of secure and reliable communication of both voice and data. It is a great advantage to officers in their day to day work and is highly significant in making them and our communities safer."

O2 Airwave has also been shortlisted for national contracts for both fire and ambulance services due to be announced later this year. As well as Mersey Regional Ambulance Service and Hereford & Worcester Ambulance Trust, it is used by Lancashire and Shropshire Fire and Rescue Services, the British Transport Police, the MoD police, the Highways Agency and a host of other public safety organisations.

                                     -ends-

Note to Editors

Key Benefits
For the first time ever, Airwave will allow emergency services to have seamless radio coverage whenever and wherever they need it - even in radio 'cold spots'. Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders. The network is highly resilient, enabling both voice and data communications and giving the emergency services wide flexibility in choosing how to communicate.

Ongoing research by the Police Information Technology Organisation (PITO) shows the benefits Airwave has brought to police forces. Among the early results from this work are:

   - 87 per cent of respondents to a police staff survey said they rated Airwave security as 'very good' or 'good'. This compares to 29 per cent of respondents to the baseline survey on analogue radios.

   - 81 per cent of respondents rate Airwave's voice quality as 'good' or 'very good'. On the baseline data only 3 per cent rated analogue voice quality as 'very good' and 47 per cent said it was adequate.

   - 84 per cent of respondents have said they experience no interference from other radio communications while using Airwave. According to the pre-Airwave data that figure was just 35 per cent.

   - 94 per cent of respondents rate the 'point to point' function as either 'very useful' or 'useful'. Point to point allows voice communication direct between two Airwave handsets.

The research so far also shows key improvements in the availability of the radio service, the ability of officers to contact non-radio users in force using Airwave and the level of access to information through the radio while out of the station.

In this area 59 per cent of respondents rate the availability of information directly via the radio as 'very good' or 'good'. This figure will improve once mobile access to databases such as the Police National Computer is adopted by all forces.


The Technology
O2 Airwave uses TETRA (Terrestrial Trunked Radio) technology. TETRA is an open digital trunked radio standard defined by the European Telecommunications Standardisation Institute (ETSI) to meet the needs of the most demanding professional mobile radio users. Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information: www.motorola.com/TETRA

O2 plc
O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has more than 23 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 24% of total service revenues in the quarter ending 31 December 2004.

O2 Airwave
O2 Airwave, part of O2 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services. It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

Airwave has been provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract.

O2 plc contact:                            O2 Airwave contact:
David Nicholas                             Sue Moore
Director of Communications                 Communications Manager
O2 plc                                     O2 Airwave
david.nicholas@o2.com                      susan.moore@o2.com
t: +44 (0) 771 575 9176                    t: +44 (0) 776 435 0834

O2 press office: +44 (0) 1753 628402

     All O2 Group news releases can be accessed at our web site: www.o2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 01 April 2005                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary